PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2008

Introduction

The following management discussion and analysis and financial review, prepared as of April 28, 2009, should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 and related notes.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Except as otherwise disclosed, all dollar figures included therein and in the following management’s discussion and analysis are expressed in Canadian dollars. Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, silver and copper; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Argentina and Peru will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Company Overview

As of April 28, 2009, the Company had negative working capital of approximately $584,000.  The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs.  The Company will need to raise further financings in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.  Any further additional equity financing undertaken by the Company will cause dilution to its shareholders. The December 31, 2008 audited consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP.  The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception.  Adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate could be material.

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004.  The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina.  In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange (“TSX-V”) under the symbol “AMS”.

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  All of the Company’s material mineral property interests are located in Argentina and Peru.  As of the date of this MD&A, the Company has not earned any production revenue, nor found any proven reserves on any of its properties.  The Company is a reporting issuer in British Columbia, Alberta and the USA (SEC).

During 2008 several option agreements on Peruvian properties were terminated as the Company’s financial position did not allow exploration and payment commitments to be met. The Company consolidated its outstanding common shares on a 10 for 1 basis and changed the name of the Company to Panthera Resources Inc. under the symbol “PNX”.

Peru

Cocha Copper-Silver Project, Department of Junin

The 7,060ha Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima.  The Company holds a 100% interest in the property.  It is situated in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization.  The property is road-accessible and averages 4,400m above sea level.

In 2006, surface exploration revealed two silver-copper soil anomalous zones and several copper-silver targets including the original Discovery Outcrop. An eleven-hole Phase I drill program focusing around the Discovery Outcrop was completed.  Highlights from this program include:  30.23m of 2.67% copper and 24.1 g/t silver from hole CO-06-03 and 13.31m of 0.80% copper and 10.8 g/t silver, 18.01m of 1.93% copper and 17.2 g/t silver, 11.55m of 0.82% copper and 9.2 g/t silver from hole CO-06-02.

The 2007 exploration program included Phase II drilling and surface exploration carried out over the entire property. Three new zones of high-grade mineralization were identified from surface sampling:  the North Cocha and South Cocha Zones host copper-silver mineralization, similar to the Discovery Outcrop Trend, while the East Cocha Zone is characterized by gold-silver-copper mineralization.  The Discovery Outcrop remains a fourth mineralized zone, the Central Cocha Target.  Phase II drill program began during Q4 of 2007 and aimed at further delineating the Central Cocha target (Discovery Outcrop) and to test the South Cocha target.  Nine drill holes totaling 1,321m were completed at the Central Cocha Zone before drilling paused.  The most significant intercept from the Phase II program includes 37.9m averaging 3.61% copper and 38.2 g/t silver in vertical hole CO-07-20, up dip from mineralization intersected in CO-06-03.

In March-April 2008 the Company  completed a total of 37.5 line kilometres of Induced Polarization (IP) and 39.7 line kilometres of ground magnetometer surveys covering the Central Cocha, South Cocha and East Cocha targets.  The survey was conducted by VDG del Peru SAC (formerly, Val D'Or Geofisica) (“VDG”).  A total of 25 IP lines and 27 magnetometer lines are spaced between 100m and 200m with lines extending from 1,200m to 2,000m in length. Grid lines are oriented perpendicular to the geologic structure that hosts mineralization. IP data were collected along pole-dipole stations every 100m except in Central Cocha where 50m pole-dipole stations were used for higher resolution. The IP survey was designed to test for sulfide concentrations up to 395m depth. Ground magnetic data were collected along the same grid lines as the IP, however extra magnetic lines were added at Central Cocha. Inverted 2D sections and horizontal depth slices were generated from the IP data to create chargeability and resistivity contour images. Surface contour maps were created from the ground magnetometer surveys. The IP and magnetic studies succeeded in demonstrating that outcropping drill targets at Central and South Cocha have a geophysical signature and in addition identified several concealed targets within the Company’s Cocha claim block.

The Central Cocha target forms a chargeability anomaly that corresponds to the mineralization intersected in drillholes and sampled on surface at the Discovery Outcrop Zone. A strong, broad chargeability anomaly crosscuts the down dip extension from the mineralized zone and resembles a sulfide-bearing intrusion starting at 200m depth beneath the surface. At South Cocha, a linear high chargeability anomaly corresponds with mineralized outcrop and is open to depth, while a parallel buried linear chargeability high delineates a second drill target to the northwest. At East Cocha narrow high grade gold-silver-copper mineralization corresponds to low chargeability, and is flanked by two strong chargeability highs concealed beneath alluvial cover.

The Company believes another drilling campaign is justified in order to test drill targets generated by the geophysical surveys, geochemical studies and geologic mapping on its South Cocha and East Cocha targets. Additional drilling would also test the large chargeability anomaly at depth beneath the Central Cocha zone.  The Company is currently seeking joint venture partners to advance the Cocha Project.

All core was analyzed by ALS Chemex Laboratory (“ALS”) in Lima, Peru using AAS and ICP methods. Additional standard pulp samples were included with the sample submittals for QA/QC purposes and show consistent comparison. Check analysis of the mineralization from the "Discovery Outcrop" Zone in hole CO-07-20 was performed by Acme Analytical Laboratories, Vancouver, B.C. (“Acme”), with results comparing favorably to those from ALS. The technical information above was reviewed by Peter Ellsworth, Licensed Geologist, a Qualified Person as defined in National Instrument 43-101.

Mitu Copper-Silver property, Department of Junin

The 5,800 hectare Mitu concession covers a high grade copper-silver target in the Department of Junin, Peru.  The Company holds a 100% interest in the Mitu property, acquired by direct staking.  The property is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project.  Mitu is easily accessible via a paved road connecting Lima with Oroya and Cerro de Pasco.  From the paved road there are several 4x4 roads leading to different areas of the property.  Elevations on the property range from 3,700m to 4,400m above sea level.  Sediment-hosted copper-silver mineralization occurs in the clastic Mitu Formation at, or close to, its upper contact with the Pucara limestone.

In Q1 of 2008 the Company carried out additional geologic mapping along with rock and soil sampling on the property to further define drill targets. Work focused on an area covering four discrete stratabound copper-silver mantos (0.45m to 0.78m thick) within a 250m thick package of Permian-aged Mitu Formation sandstone and limestone that has been traced for 1,200m along strike. Mineralization comprising chalcopyrite-chalcocite-malachite-azurite-broncantite is associated with grey-carbonaceous chlorite-altered sandstone and forms millimeter-scale lenses with calcite-pyrite-quartz gangue.

A total of 15 rock outcrop samples and 51 soil samples were collected.  Rock channel samples collected from mineralized mantos and adjacent wall rock are presented as weighted averages in the table below.

Sample #	Description	Width (m)	Cu (ppm)	Ag (ppm)	Average Grade
					Width (m)	Cu (%)	Ag (ppm)
426562	Hanging wall	0.70	797	4.7
426563	Manto	0.20	71,600	534.0	1.50	1.10	74.0
426564	Footwall	0.60	2,720	1.6
426565	Footwall	0.75	2,520	0.4
426566	Manto	0.75	63,300	336.0	1.72	2.91	146.8
426567	Hanging wall	0.22	2,960	0.6
426568	Footwall	1.00	6,120	9.2
426569	Manto	0.50	67,700	144.0	2.50	1.73	32.8
426570	Hanging wall	1.00	3,340	0.7
426571	Footwall	1.15	8,620	16.3
426572	Manto	0.80	27,700	84.5	2.55	1.26	33.9
426573	Hanging wall	0.60	212	0.2
426574	Footwall	1.00	4,050	4.7
426575	Manto	0.50	68,000	262.0	2.50	1.53	54.4
426576	Hanging wall	1.00	254	0.3

Conceptual targets at Mitu include the convergence or thickening of the four mantos down-dip of the surface outcroppings. The Company has completed an Induced Polarization (IP) and ground magnetic survey, conducted by

VDG, over the down-dip projection of the mineralized zones.  The Company is currently seeking a joint-venture partner to advance Mitu with a Phase I drill program.

Analytical determinations for results presented herein were conducted by ALS using gold fire assay with atomic absorption finish and ICP for multielement analyses. Peter C. Ellsworth, M.Sc., Licensed Geologist, a Qualified Person and reviewed the material above.

Other Properties:

Acero Copper-Gold Project, Department of Cuzco

The Acero porphyry copper-gold property is located in southern Department of Cuzco, Peru.  The Company holds a 100% interest in the 1,700 hectare property, which lies within the Santo Tomas Porphyry Copper Belt and is located near the town of Velille.  The Acero property is located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

In 2005, the Company performed preliminary mapping, rock and silt sampling focused on the eastern portion of the property in the general area where limited previous drilling was carried out.  No exploration work was carried out on the property during 2006, 2007 or 2008.

The Company is currently seeking a joint-venture partner to satisfactorily complete a community relations program and commence a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the property.

Work on the Acero property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and reviewed by Dr. David A. Terry, P.Geo., a director of the Company, both Qualified Persons.

Fuyani Copper-Gold Property, Department of Cuzco

The 1,000 hectare Fuyani property is located 40km north of Santo Tomas in the Department of Cusco.  The Company holds a 100% interest in the Fuyani property, acquired by direct staking.  It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the property.  Fuyani is located in the Santo Tomas Porphyry Copper belt.

Porphyry-style copper and silver mineralization, with elevated lead, zinc and molybdenum, is hosted by epidote-altered granodiorite.  Abundant massive magnetite and garnet float in several creeks draining the Fuyani property suggests also the presence of skarn type mineralization.

No work was carried out on the property since initial surface exploration in 2006.

The work at the Fuyani property was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. The technical data has also been reviewed by Dr. David A. Terry, P.Geo, a director of the Company, both Qualified Persons.

Cercana Porphyry Copper Project, Department of Arequipa

In Q2 of 2008 the Company announced it had entered into an option to acquire a 100% interest in the 1,075 hectare Cercana porphyry copper project.  The Cercana property is located 21 kilometres southeast of Arequipa city within the Southern Peru Porphyry Copper Belt. Regional mineralization is related to porphyry copper forming associated potassic and silicic alteration, quartz-tourmaline breccias and peripheral gold veins and stockwork.

The Company has terminated its option on the Cercana Project due to challenging market conditions.

“MPDP” Group of Projects, Junin and Huancavelica Departments

On  September 19, 2007, the Company has entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in five exploration properties in Peru.  Four of these projects are located in the Junin and Huancavelica Departments, central Peru and one is located in the Arequipa Department of southern Peru.

The Company has notified MPDP that it is terminating the option on all five projects due to inability to access the Junin projects and the challenging market conditions.

Loma Colorada, Ancash Department

On December 21, 2007, the Company announced that it has signed an agreement to option up to a 100% interest in the Loma Colorada porphyry copper-gold property. This 1,100 hectare project is located in Ancash department, 430 km northwest of Lima, Peru and is situated within the Andean-Pacific copper-molybdenum porphyry belt which includes the nearby Magistral mine (Cu-Pb-Zn) and the Pashpap copper-molybdenum porphyry project. The Loma Colorada claims encompass a disseminated copper-gold target extending approximately 1,500m east-west by 1,200m north-south.

The Company has notified the vendor it is terminating the Loma Colorado option due to inability to advance the project and the challenging market environment.

Toro Blanco, San Felipe and Sura Properties, Huancavelica Department

On February 1, 2008, the Company signed an agreement with Geologix Explorations Inc. (“Geologix”) to earn up to a 70% interest in three gold properties located in the Huancavelica Department, Peru.  The Toro Blanco, San Felipe and Sura Properties are situated within the Southern Peru Epithermal Gold-Silver Belt

The Company has terminated the option with Geologix due to the challenging market environment.

Laguna Gold Project, Pasco Department

On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru.  The letter of intent was finalized in a definitive contract effective May 22, 2007.

In early 2008 the Company carried out a 9-hole diamond drill program testing the geochemical/geophysical targets on the optioned portion of the Laguna property.  In all cases the bedrock was reached and no significant zones of alteration or mineralization were identified in the target areas.  The option has been terminated. Accordingly, the Company has written off $237,816 of acquisition costs capitalized to the property to date.

Argentina

Mogote Property, San Juan Province

The Company has exercised its option agreement with Golden Arrow Resources Corporation (“Golden Arrow”), a publicly traded company with common management and directors, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the “Mogote Property”), located in San Juan Province, Argentina.  The Company has issued a total of 1,650,000 common shares and conducted a minimum of US $1.25 million of exploration expenditures, to fulfil the requirements to earn this 51% interest.

The Mogote Property lies 350 kilometers northwest of the city of San Juan, in the province of San Juan, Argentina.  It is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits.  Xstrata’s El Morro Au-Cu deposit is eleven kilometres to the east and on trend with Mogote.  Surface exploration work identified early on three targets: Filo Este, Filo Central and Zona Colorida.    Diamond drilling on Filo Este in 2004 and Reverse Circulation drilling on Filo Este and Filo Central in 2005 confirmed the presence of a copper-gold porphyry system.  Other targets include Stockwork Hill, and the Southeast Colour Anomaly which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization.

No exploration work has been carried out on the Mogote property in 2006, 2007 or 2008. A joint venture partner to advance the Mogote Project is currently being sought.

The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G. Assays for the drilling and surface program were performed by ALS or by Alex Stewart Labs, Mendoza, Argentina. The technical data has also been reviewed by Dr. David A. Terry, P.Geo., a director of the Company and a Qualified Person.

USA

Roy and Hills Properties, Nevada

The Roy and Hills Properties consist of two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acres) Roy claim block and the 227 ha (560 acres) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces.

In 2006, the Company signed a Letter of Intent with Astral Mining Corporation (“Astral”) to option to them the Roy and Hills properties.  Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties.  Astral can earn an initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 common shares issued) to the Company.  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years.  The Company received approval from TSX Venture Exchange for this agreement.

On May 18, 2007 Astral reported the results from a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the Roy and Hills gold projects.  The best results from the program were a 6.1m interval averaging 0.89 g/t gold, including a 1.5m interval assaying 2.1 g/t gold (hole R-07-5).  This hole, along with R-07-03, was designed to test the area where surface samples of subcropping bladed quartz vein material assayed 41.5 g/t gold.  The Roy and Hills properties have been dropped due to the negative results and Astral’s recommendation.  Accordingly, the Company has written off $64,010 of acquisition costs capitalized to the property to date.

The Roy and Hills drilling program was carried out under the supervision of John Rice, C.P.G., and a Qualified Person. All analytical work for the Roy and Hills drilling program was performed by American Assay Laboratories Inc, located in Sparks, Nevada.  The technical information discussed above has also been reviewed by Dr. David A. Terry, P.Geo,. a director of the Company and a Qualified Person.

Colombia

Effective June 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. The joint venture has hired an operations manager and retained contract exploration personnel.  The joint venture has not acquired any mineral properties to date.

On May 7, 2008, the Company gave notice that it was withdrawing from the Golden Amera Inc. Joint Venture Agreement and would not contribute further funds.

Selected Quarterly Financial Information and Fourth Quarter Discussion

Due to a change in accounting policy relating to exploration expenditures, results for 2007 and 2006 have been restated. Refer to “Changes in accounting policies” or note 2 of the consolidated financial statements for the year ended December 31, 2008 for details.

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

	2008				2007 Restated
	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(315,755)	(529,824)	(949,888)	(1,676,882)	(945,392)	(894,494)	(729,504)	(504,407)

Net Loss per Common Share Basic and Diluted	(0.09)	(0.13)	(0.24)	(0.43)	(0.28)	(0.26)	(0.23)	(0.23)

For the three months ended December 31, 2008, the Company reported a consolidated loss of $315,755 ($0.09 per share), a decrease of $629,637 from the loss of $945,392 ($0.28 per share) for the three months ended December 31, 2007.  The decrease in loss is primarily a result of:

(i) Corporate development and investor relations decreased by $126,687 to $10,134, compared to $136,821 during 2007, mainly due to decreased advertising and attendance to investor conferences.

(ii) Exploration decreased by $498,439 to $177,308 in the 2008 period from $675,747 in the 2007 period as the level of exploration activities has significantly decreased in the 2008 period.

(iii) Salaries expense decreased to $Nil in the 2008 period compared to $78,065 in the 2007 period as a result of the management taking steps to reorganize the Company.

 (vii) Interest income decreased by $28,486 to $60 in the 2008 period from $28,546 in the 2007 period as a result of the Company holding no short-term investments in the 2008 period.

(viii) The Company wrote off mineral property costs of $31,725 in the 2008 period compared to $Nil in the 2007 period.

Selected Annual Financial Information

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto.  The information has been prepared in accordance with Canadian GAAP.

	Years Ended December 31,
	2008 $	2007 $ Restated	2006 $ Restated
Total Revenues	Nil	Nil	Nil
General and Administrative Expenses	(919,084)	(1,612,536)	(1,125,939)
Exploration expenses	(2,165,600)	(1,364,324)	(817,630)
Other income (expenses)	(387,665)	(96,937)	(178,797)
Net Loss	(3,472,349)	(3,073,797)	(2,122,366)
Basic and diluted Loss per Common Share	(0.90)	(1.00)	(1.11)
Total Assets	1,524,520	3,588,597	2,287,011

* Amounts have been restated to conform to a change in accounting policy. See “Changes in accounting policy” or note 2 of the consolidated financial statements for the year ended December 31, 2008.

In 2008 total assets decreased by $2,064,077 as a result of decreases in short-term investments and write-offs of mineral properties.  In 2007 total assets increased by $1,301,586 as a result of acquisition costs on the Company’s mineral properties, increases in funds on deposit and short-term investments.

Summary of Financial Results

For the year ended December 31, 2008, the Company reported a consolidated loss of $3,472,349 ($0.89 per share), an increase of $398,552 from the loss of $3,073,797 ($1.00 per share) for the year ended December 31, 2007.  The increase in the loss in 2008, compared to 2007, was due to a number of factors of which $107,824 can be attributed to increases in operating expenses and a $290,728 decrease in other income items.

Results of Operations

The Company’s operating expenses for the year ended December 31, 2008, were $3,084,684, an increase of $107,824 from $2,976,860 in 2007 as a result of the following:

(i) Corporate development and investor relations costs of $267,716 in 2008, compared to $320,774 during 2007, mainly due to decreased costs associated with advertising and attendance at investor conferences.

(ii) Exploration expenses increased by $801,276 to $2,165,600 in 2008 compared to $1,364,324 in 2007 mainly as a result of increased expenditures on the Laguna project in Peru and general exploration in Colombia.

(iii) Office and sundry expenses decreased by $81,575 to $117,423 in 2008 from $198,998 in 2007 as a result of decreased activity levels in 2008.

(iv)Salaries decreased by $161,424 to $207,236 in 2008 compared to $368,660 in 2007 as result of decreased activities during the year and the Company taking steps to reduce overhead

(v) Stock-based compensation decreased to $470 in 2008 compared to $296,581 in 2007. The 2008 expense was the estimated fair value of 5,000 stock options granted to employees (2007 - 1,987,500, 2006 – 415,000). Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

(vi) Travel expenses decreased by $96,544 to $34,601 in 2008 from $131,145 in 2007 as a result of decreased exploration related travel and travel to investor conferences.

During the year ended December 31, 2008, the Company recorded interest income of $14,210 compared to $80,383 in 2007 year as a result of a decrease of short-term investments.   In addition the Company recorded an other than temporary write-down on marketable securities in the amount of $28,000.

During the year ended December 31, 2008 the Company capitalized acquisition costs of $25,943 on Cocha, $58,439 on Laguna, $14,616 on Mitu, $6,212 on Acero and $3,654 on Fuyani.  In Argentina the Company incurred exploration expenditures of $6,910 on Mogote and in Peru the Company incurred expenditures of $259,196 on Cocha, $654,889 on Laguna, $81,101 on Mitu, and $43,035 on Acero.  During 2008 Company terminated the Laguna project, several optioned Peruvian properties and the Walker Lane properties resulting in write-offs totalling $411,946. See the “Exploration Projects” section above for further discussion.

Liquidity and Capital Resources

The Company’s cash position at December 31, 2008 was $24,502, a decrease of $141,516 from December 31, 2007. Short-term investments balance decreased to $Nil at December 31, 2008 from $1,400,000 at December 31, 2007. Total assets decreased to $1,524,520 at December 31, 2008 from $3,588,597 at December 31, 2007.  This decrease is primarily due to the decrease in short-term investments and mineral properties.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company’s financial institutions.  For the year ended December 31, 2008, the Company recorded interest income of $14,210 compared to $80,383 in 2007, primarily as a result of the decrease in short-term investments.

The Company has financed its operations through the sale of its equity securities.  The Company closed a brokered private placement of 3,470,000 units at $0.14 per unit for gross proceeds of $485,800.  The financing was completed in two tranches of 3,320,000 units and 150,000 units on April 30, 2008 and June 12, 2008, respectively.  Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring April 30, 2010. In addition to cash commissions and related costs of $67,670, the agents were granted 265,600 agent’s warrants in the first tranche and 12,000 agent’s warrants in the second tranche exercisable at $0.18 each, expiring on or before April 30, 2010 and June 12, 2010, respectively.

The Company also closed a non-brokered private placement financing of 3,870,000 units at $0.14 per unit for gross proceeds of $541,800 on June 16, 2008. Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring June 16, 2010.

The Company has received $Nil from the exercise of warrants and options for the year ended December 31, 2008 (2007 - $Nil).  As at April 28, 2009, the Company had negative working capital of approximately $584,000.

The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all its planned activities.  The Company will continue to rely on successfully completing additional equity financing to maintain its core activities and further exploration of its existing and new properties in the Americas.  There can be no assurance that the Company will be successful in obtaining the required financing.  The failure to obtain such financing could result in the loss of the Company’s interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs.  The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

Operating Cash Flow

Cash outflow from operating activities was $2,377,889 for the year ended December 31, 2008 compared to $2,590,162 for 2008.

Financing Activities

Cash inflow from financing activities was $1,027,600 from the issuance of shares less $73,333 of share issue costs for the 2008 compared to $4,095,000 less $333,895 share issue costs for 2007.

Investing Activities

Investing activities generated cash of $1,282,105 for 2008 compared to a cash outflow of $1,536,051 for 2007.  In 2008 the investing activities included additions of $117,895 to mineral property interests and a reduction of $1,400,000 in short-term investments. In 2007 investing activities included additions of $236,051 to mineral property interest and an increase of $1,300,000 in short-term investments.

Related Parties Transactions

The Company had engaged Grosso Group Management Ltd., (“Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company that is currently owned by IMA Exploration Inc. (“IMA”), Blue Sky Uranium Corp. (“Blue Sky”) and Golden Arrow Resources Corporation (“Golden Arrow”), each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008.  During the year ended December 31, 2008, the Company incurred fees of $295,551 (2007 - $540,402) to the Grosso Group: $295,551 (2007 - $585,385) was paid in twelve monthly payments and $Nil is included in accounts receivable (2007 - $44,983 ) as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits is a $9,152 (2007 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500.  During the fiscal 2008, the Company paid $65,275 (2007 - $87,500) to the President and $22,225 was included in accounts payable (2007 - $Nil).  The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer who is a director of the Company.  The agreement may be terminated at any time by the Company upon 30 days written notice.  For fiscal 2008, the Company paid $9,000 to IMA for these services.

During the year the Company accrued fees in the amount of $15,000 to a director of the Company for consulting services.  This amount is included in accounts payable.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Contractual Commitments

As of December 31, 2008, the Company had no commitments.

Critical Accounting Estimates and Recent Accounting Pronouncements

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Mineral Property Interests

During the year ended December 31, 2008, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred.

When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method.  Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned then costs are written off, or if its carrying value has been impaired, the costs are written down to fair value.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements.  Payments relating to a property acquired under an option or joint venture agreement are made at the sole discretion of the Company, and are recorded as mineral property acquisition costs upon payment.

The Company accounts for foreign value added taxes paid as part of exploration expense. The recovery of these taxes will commence on the beginning of foreign commercial operations.  Should these amounts be recovered they would be treated as a recovery in exploration expense.

For certain acquisitions costs for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Changes in accounting policies

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to be more relevant and reliable as it will more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry. Prior to the year ended December 31, 2008, the

Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of resource property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The Company has accounted for this change in accounting policy on a retroactive basis. The impact of this change on the previously reported December 31, 2007 and 2006 consolidated financial statements are as follows:

	As previously reported $	Restatement $	As stated $
Mineral property interests as at December 31, 2007	4,493,081	(2,780,953)	1,712,128
Future income taxes as at December 31, 2007	(38,434)	(38,434)	-
Exploration expense for the year ended December 31, 2007	(522,136)	(842,188)	(1,364,324)
Write-off of mineral properties for the year ended December 31, 2006	(250,956)	94,716	(156,240)
Loss for the year ended December 31, 2007	(2,326,325)	(747,472)	(3,073,797)
Loss per share for the year ended December 31, 2007	(0.76)	(0.24)	(1.00)
Deficit at December 31, 2007	(6,988,671)	(2,742,519)	(9,731,190)
Mineral property interests as at December 31, 2006	3,356,158	(2,056,841)	1,299,317
Future income taxes as at December 31, 2006	(61,794)	61,794	-
Exploration expense for the year ended December 31, 2006	(296,810)	(520,820)	(817,630)
Write-off of mineral properties for the year ended December 31, 2006	(525,514)	318,703	(206,811)

Loss for the year ended December 31, 2006	(1,920,249)	(202,117)	(2,122,366)
Loss per share for the year ended December 31, 2006	($1.00)	($0.11)	($1.11)
Deficit at December 31, 2006	(4,662,346)	(1,995,047)	(6,657,393)

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this standard did not have an effect on the Company for the year ended December 31, 2008.

Accounting Changes

Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, the nature and amount of the change should be disclosed (see note 2).

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company's capital and how it is managed. Under this standard the Company is required to disclose the following, based on the information provided internally to the Company's key management personnel:

(i)

qualitative information about its objectives, policies and processes for managing capital.

(ii)

summary quantitative data about what it manages as capital.

(iii)

whether during the period it complied with any externally imposed capital requirements to which it is subject.

(iv)

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. Disclosures required by this standard are included in Note 9.

Recent Accounting Pronouncements

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses, during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company does not expect there to be an impact of the adoption of this change on the disclosure in its consolidated financial statements.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December

31, 2010.  We are currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.  We will continue to invest in training and resources throughout the transition period to facilitate timely conversion.

In addition to the above, reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Notes 2 and 13 of the Company's consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.

Financial Instruments

The Corporation's financial instruments are comprised of cash, marketable securities, amounts receivable, and accounts payable and accrued liabilities.

The fair values of cash, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.  The fair value of marketable securities is obtained by reference to the closing quoted market price on the balance sheet date.  As at December 31, 2008, the fair value of the Company’s marketable securities was $5,000.

Risk Factors

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Metal Price Risk:  The Company’s portfolio of properties has exposure to predominantly copper, silver and gold. The prices of these metals, especially copper, greatly affect the value of the Company and the potential value of its properties and investments.

Financial Markets:  The Company is dependent on the equity markets as its sole source of operating working capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk:  Exploration is presently carried out in Peru, Argentina and Canada. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  Political risks may adversely affect the Company’s potential projects and operations. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

Environmental Risk:  The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates.  Present or future laws and regulations, however, may affect the Company’s operations.  Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines.  Programs may also be delayed or prohibited in some areas.  Although minimal at this time, site restoration costs are a component of exploration expenses.

Investor Relations Activities

The Company provides information packages to investors.  These packages include materials filed with regulatory authorities. Additionally the Company attends investment/trade conferences and updates its website (www.ameraresources.com) on a continuous basis.

Effective August 1, 2007 retained National Media Associates ("NMA") to provide investor relations services for US$7,000 per month.  This agreement was terminated on September 15, 2008.

Outstanding Share Data

The Company’s authorized share capital is an unlimited number of common shares without par value.  As at December 31, 2008, there were 4,184,604 outstanding common shares and Nil stock options and 1,080,712 warrants outstanding, with an exercise prices ranging between $1.80 and $4.50 per share.  More information on these instruments and the terms of their conversion are set out in Note 6 to the Company’s December 31, 2008 audited consolidated financial statements.

As of April 28, 2009 there were 4,184,604 common shares, Nil stock options and 394,760 warrants outstanding.